January 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sara von Althann

Re:	CapWest Income LLC
Offering Statement on Form 1-A
File No. 024-10620

Withdrawal of Acceleration Request
	Requested Date:	January 18, 2017
	Requested Time:	12:00 p.m. Eastern Standard Time

Ms. von Althann:

Reference is made to our letter, filed as correspondence on January 17, 2016 in which we requested the acceleration of the qualified date of the above referenced Registration Statement of CapWest Income LLC. We are no longer requesting that such Registration Statement be declared qualified at this time and hereby formally withdraw our request for acceleration of the qualified date.

Please direct any questions or comments regarding this withdrawal of acceleration request to me, Bryan Clark at (702) 527-5277.

Very truly yours,

Bryan R. Clark PC

/s/Bryan Clark
Bryan Clark